Exhibit (d)(10)(ii)

AXA PREMIER VIP TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of July 12, 2013 (“Amendment No. 1”), between AXA Equitable Funds Management Group, LLC, a limited liability company organized in the State of Delaware (the “Manager”) and Pacific Investment Management Company LLC, a limited liability company organized under the laws of the State of Delaware (“Adviser”).

WHEREAS, the Manager and the Adviser (collectively “Parties”) have entered into an Investment Advisory Agreement, dated as of May 1, 2011 (“Agreement”), on behalf of the AXA Premier VIP Trust (“Trust”); and

WHEREAS, the Manager and the Adviser desire to modify the Agreement to reflect the calculation of the advisory fee based on the aggregate assets under management of certain portfolios of the Trust and EQ Advisors Trust.

NOW, THEREFORE, effective as of July 12, 2013, the Manager and Adviser agree to modify the Agreement as follows:

1. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

2. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

3. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Steven M. Joenk	By:	/s/ Suhail Dada
	Steven M. Joenk Chairman, Chief Executive Officer, and President	Name: Suhail Dada Title: Managing Director

APPENDIX A

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

The Manager shall pay the Adviser monthly compensation computed daily at an annual rate equal to the following:

Related Portfolios	Annual Advisory Fee***

Total Return Portfolios, which shall consist of the Multimanager Core Bond Portfolio*, Multimanager Multi-Sector Bond Portfolio* and Other Allocated Portion(s)** identified directly below (collectively, referred to as “Total Return Portfolios”):

EQ/Quality Bond PLUS Portfolio*,**

0.25% of the Total Return Portfolios’ average daily net assets.

Once Aggregate Assets**** managed by Manager and advised by Adviser equal or exceed $3 billion in aggregate, the following fee schedule applies to the Total Return Portfolios:

0.25% of the Total Return Portfolios’ average daily net assets up to and including $1 billion; and 0.225 of the Total Return Portfolios’ average daily net assets above $1 billion.

* Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as an “Allocated Portion.”

** Other Allocated Portions are other investment companies (or series or portions thereof) that are managed by the Manager and advised by the Adviser, which are classified as “Total Return Portfolios.” Whether an additional portfolio(s) meets the definition of “Other Allocated Portions” must be mutually agreed upon by the Parties.)

*** The daily advisory fee for the Total Return Portfolios is calculated by multiplying the aggregate net assets of the Total Return Portfolios at the close of the immediately preceding day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.

**** “Aggregate Assets” shall refer to the assets of the following subadvised portfolios managed by Adviser: EQ/Quality Bond PLUS Portfolio, Multimanager Core Bond Portfolio, Multimanager Multi-Sector Bond Portfolio, EQ/PIMCO Ultra Short Bond Portfolio, EQ/PIMCO Global Real Return Portfolio, and EQ/Real Estate PLUS Portfolio.

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